

June 25, 2014

<u>Via E-mail</u>
Aliaksandr Savelyeu
President
Sand International Inc.
13 Stusa Street, Lvov Region
Zvirka, Ukraine, 8000

>   **Re: Sand International Inc.**
>   **Registration Statement on Form S-1**
>   **Filed May 27, 2014**
>   **File No. 333-196342**

Dear Mr. Savelyeu:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note your assertion on page 3 that you are not a blank check company. Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." In discussing this definition in the adopting release, the Commission stated that it would "scrutinize … offerings for attempts to create the appearance that the registrant … has a specific business plan, in an effort to avoid the application of Rule 419." See Securities Act Release No. 33-6932 (April 28, 1992).

Your disclosure indicates that you are a development stage company with the intent to operate a consulting business in electromagnetic fields detection, shielding, and protection in Ukraine. However, your disclosure shows that you have $3,472 in assets consisting solely of cash as of March 31, 2014, no revenues, and a net loss of $852. Further, we note that your agreement with your client will terminate in two months and may be terminated earlier. In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company.

Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or supplementally provide a detailed explanation as to why Rule 419 does not apply to this offering. If you believe that you do not fall within the definition of a blank check company, appropriate disclosure to demonstrate your status as a non-blank check company should be included in the prospectus as well as a specific business plan. Please refer to Item 101(a)(2) of Regulation S-K. We offer the following comments to help you revise your disclosure.

2.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3.   Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

4.   Throughout your registration statement you utilize industry jargon. For example only, we note your disclosure in the section "Description of Business." If you must include technical terms in the body of your prospectus that are understood only by industry experts, you must make every effort to concisely explain these terms where you first use them. In addition, please do not use technical terms or industry jargon in your explanations.

5.   We note that you have issued 4,000,000 shares of common stock to Mr. Savelyeu and that you are seeking to register 4,000,000 shares in this offering. It appears, based on your Articles of Incorporation, that you do not have a sufficient number of authorized shares. Please advise or revise your disclosure and have counsel revise the legal opinion, as appropriate.

Prospectus Cover Page, page 3

6.   Please reference the applicability of penny stock rules to transactions in your securities. We note your risk factor disclosure concerning penny stock regulations on page 12.

7.   Please revise the last two paragraphs so that they do not appear in all capital letters because this format impedes readability. Please make similar revisions to the risk factor section, starting on page 7, as appropriate.

Prospectus Summary, page 5

8.   We note your disclosure on page 5 that prospective investors should consider carefully the information discussed in the Risk Factors and Use of Proceeds sections. Please revise your disclosure to provide accurate cross-references to these sections in your prospectus.

Corporate Background and Business Overview, page 5

9.   We note your disclosure on page 5 that you are a development stage company that has not realized any revenues. We also note that you are located and intend to conduct your operations in Ukraine. Further, we note that your sole officer and director does not devote all of his time to your operations. Please revise your summary to discuss your reasons for pursuing public company status in the United States, particularly at this time in the company's development.

Risk Factors, page 7

10.   Please include a risk factor addressing the impact of the ongoing unrest in Ukraine on your business. Alternatively, please disclose why you believe the current situation does not present a material risk to your business.

11.   We note your disclosure on page 23 that electromagnetic fields exposure may lead to adverse health risks. Please include a risk factor addressing the health risks to your sole officer and director associated with providing your consulting services, or advise why such disclosure is not necessary.

Because our independent registered public accountants …, page 7

12.   Please disclose in this risk factor the amount of your accumulated deficit to date.

Because our sole officer and director will own 50% or more …, page 10

13.   Please expand this risk factor disclose that Mr. Savelyeu will have the ability to make decisions regarding, (i) whether to issue common stock and preferred stock, including decisions to issue common and preferred stock to himself; (ii) employment decisions,

including his own compensation arrangements, and (iii) whether to enter into material transactions with related parties.

Use of Proceeds, page 14

14.   We note your disclosure on page 14 that Mr. Savelyeu has verbally agreed to loan the company funds to complete the registration process. Please revise your disclosure to explain whether any loans to be provided by Mr. Savelyeu to complete the registration process will bear interest, and if so, to describe the material terms of the loans.

Management's Discussion and Analysis, page 17

Plan of Operation, page 17

15.   We note that your plan of operations appears to be generic and not specific to your business. Please revise to provide specific details of your plan of operations that are unique to your business. For example, per your disclosure on page 18, please specify how Mr. Savelyeu intends to find potential customers with whom to negotiate consulting agreements during the next three months. Additionally, per your disclosure on page 18, please identify which shows and exhibitions in electromagnetic fields detection, shielding, and protection you plan to attend. Further, per your disclosure on page 19, please specify the equipment that you will purchase to begin operations.

Description of Business, page 22

16.   Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

17.   Please expand your disclosure regarding your intended business. For example, please disclose whether you intend to target particular businesses initially, whether you intend to focus on a particular geographical location initially, and the experience you have in providing these types of services based on the businesses targeted and the targeted locations. Please clarify whether Mr. Savelyeu has direct experience performing the services you intend to provide. Please explain how he obtained this experience for each service you intend to offer disclosure Please expand your disclosure regarding your intended business.

18.   We note that Mr. Savelyeu is your sole officer and director, and that you have no other employees. Please revise this section to state clearly whether Mr. Savelyeu has direct experience performing the services you intend to provide. Please explain how he obtained this experience for each service you intend to offer.

19.   Please expand your disclosure to discuss the regulations applicable to companies based in Ukraine and regulations that will impact your proposed business. Further, please discuss the impact these regulations may have on investors and add risk factor disclosure as appropriate. Please also provide similar disclosure regarding Nevada regulations.

Consulting Services, page 23

20.   Please revise your disclosure to describe any equipment, tools, or other materials you will need to perform these consulting services. Disclose whether you, or Mr. Savelyeu, currently own any of these items, how you plan to acquire them in the future, and any expenses involved with acquiring them.

21.   Please clarify whether your services can be performed by Mr. Savelyeu individually, or whether the assistance of other individuals is required. If the assistance of others is required, please explain how you intend to engage such additional workers.

22.   We note that your disclosure on page 24 under the sub-heading "[e]lectrical wiring problems and high magnetic fields" describes problems posed by electromagnetic fields, but does not specify what service you provide to remedy the problems. Please revise or advise.

Clients, page 24

23.   We note your disclosure on page 25 indicating that you expect a wide variety of potential clients. Please revise to present disclosure regarding your intended market and the demand for your services.

Competition, page 25

24.   Please revise your disclosure to state the number of competitors that you are aware of that provide consulting businesses in electromagnetic fields detection, shielding, and protection in Ukraine. Please refer to Item 101(h)(4)(iv) of Regulation S-K.

Revenues, page 25

25.   We note your disclosure on page 25 that your consulting fees start at "USD 100 per hour." Please revise to explain what currency you will use when conducting your operations.

Agreement, page 26

26.   Please expand your disclosure to describe Yar Centre's principal business and disclose your relationship to them, if any.

27.   Please revise this section to provide more detail regarding the actual services you will provide to Yar Centre. We note your disclosure to this effect in Exhibit A of Exhibit 10.1.

Directors, Executive Officers, Promoter and Control Persons, page 27

28.   Please revise your disclosure to clarify when Mr. Savelyeu began his employment at the Karpenko Physical-Mechanical Institute of the National Academy of Science of Ukraine. Additionally, please clarify, if true, that Mr. Savelyeu had no previous occupation or employer in the past five years, other than his current position as a Junior Specialist at the Karpenko Physical-Mechanical Institute. Please refer to Item 401 of Regulation S-K.

29.   We note your disclosure that Mr. Savelyeu's main duties for the Karpenko Physical-Mechanical Institute of the National Academy of Science of Ukraine include the testing of various systems. Please clarify whether Mr. Savelyeu's duties include the testing of electromagnetic fields, or any other actions similar to the services that your company provides. To the extent that Mr. Savelyeu may be presented with business opportunities that are appropriate for either you or the Karpenko Physical-Mechanical Institute, please include disclosure addressing the risks associated with such conflicts of interest and clarify how these opportunities will be treated.

Plan of Distribution, page 30

30.   We note that you are located in Ukraine, and that your sole officer and director resides there. Please expand upon your disclosure to describe to whom Mr. Savelyeu intends to offer your securities, and to describe the methods by which Mr. Savelyeu intends to offer the securities.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Peter McPhun, Staff Accountant, at (202) 551-3581, or Robert Telewicz, Senior Staff Accountant, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Coy Garrison, Staff Attorney, at (202) 551-3466, or me at (202) 551-3585 with any other questions.

Sincerely,

/s/ Stacie D. Gorman

Stacie Gorman
Attorney-Advisor

cc: Scott Doney, Esq. *(via e-mail)*